SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 3) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:

                               ILAN K. REICH, ESQ.
                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
                         -------------------------------


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         This Statement amends and supplements (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1998, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as so
amended,   the  "Rights   Agreement"),   between  the  Company  and  ChaseMellon
Shareholder Services L.L.C., as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), and (ii) the Schedule 13D filed by the Parent and the Purchaser with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

         On March 31, 1998, the Parent entered into a definitive purchase agreement under which Parent expects to issue $350 million principal amount of 10 1/2% Senior Notes due 2005 in a Rule 144A private placement in connection with the Offer and the Merger. The Notes are not secured. They are redeemable at the option of the Parent, in whole or in part, on or after April 15, 2002 and Parent has an option at any time prior to April 15, 2002 to redeem the Notes, in whole but not in part, at the applicable redemption prices set forth therein. The net proceeds of the offering will be used to fund a portion of the purchase price of the Parent's proposed acquisition of the Company and related transactions. The closing of the Rule 144A private placement is expected to occur on April 7, 1998 and is subject to customary terms and conditions for transactions of this type, including the successful completion of the Offer. Reference is made to the press release issued by Parent on March 31, 1998, and the Definitive Purchase Agreement dated March 31, 1998, which are filed as Exhibits (a)(13) and (b)(1), respectively, hereto and are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

         On March 31, 1998, the Parent issued a Press Release, a copy of which is attached hereto as Exhibit (a)(13) and is incorporated herein by reference, relating to the extension of the Offer until 12:00 midnight, New York City time, on Monday, April 6, 1998, unless further extended. The Offer was scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 2, 1998.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby  amended to add the  following  Exhibits  (a)(13) and
(b)(1).

         (a)(13)   Press Release issued by Parent on March 31, 1998.

         (b)(1) Definitive Purchase Agreement, dated as of March 31, 1998 by and among WHX Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Citicorp Securities, Inc., relating to the issuance and sale of $350,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2005.



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
                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1998
                                      WHX CORPORATION


                                      By: /s/ Stewart E. Tabin
                                         ----------------------------------
                                          Name:   Stewart E. Tabin
                                          Title:  Assistant Treasurer



                                      HN ACQUISITION CORP.


                                      By: /s/ Stewart E. Tabin
                                         ----------------------------------
                                          Name:   Stewart E. Tabin
                                          Title:  Vice President


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
                                  EXHIBIT INDEX

         (a)(13)   Press Release issued by Parent on March 31, 1998.

         (b)(1) Definitive Purchase Agreement, dated as of March 31, 1998 by and among WHX Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Citicorp Securities, Inc., relating to the issuance and sale of $350,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2005.


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